Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
June 6, 2017
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015,
and Equity Index Underlying Supplement dated March 5, 2015)

HSBC ◆

Structured
Investments

HSBC USA Inc.
$4,000,000
Dual Directional Contingent Buffered Notes (CBN) Linked to the Least Performing of the
S&P 500® Index and the Russell 2000® Index due June 9, 2020 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein, and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Underlyings described below.
- Although the offering relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any of the Underlyings or any component security included in an Underlying or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing June 9, 2020.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk.

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY") (each, an "Underlying" and together, the "Underlyings")
Knock-Out Event:	A Knock-Out Event occurs if the Final Level of the Least Performing Underlying is less than its Initial Level by a percentage that is greater than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	28.75%
Contingent Minimum Return:	7.50%
Principal Amount:	$1,000 per Note
Trade Date:	June 6, 2017
Pricing Date:	June 6, 2017
Original Issue Date:	June 9, 2017
Final Valuation Date:	June 4, 2020, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	June 9, 2020. The Maturity Date is subject to adjustment as described in "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Payment at Maturity:	*If a Knock-Out Event has occurred,* you will receive a cash payment on the Maturity Date that will reflect the performance of the Least Performing Underlying. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount will be calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying)

If a Knock-Out Event has occurred, you will lose some or all of your investment. **This means that if the Reference Return is -100%, you will lose your entire investment.**

If a Knock-Out Event has not occurred and the Reference Return of the Least Performing Underlying is less than -7.5% (the Final Level of the Least Performing Underlying is between 7.5% and 28.75% less than the Initial Level), you will receive a cash payment on the Maturity Date that exceeds the Principal Amount and will reflect the absolute performance of the Least Performing Underlying. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:

$1,000 + (-1 × Reference Return of the Least Performing Underlying)

If the Reference Return of the Least Performing Underlying is greater than or equal to -7.5% but less than or equal to 7.5%, you will receive a return equal to the Contingent Minimum Return. Your Payment at Maturity per $1,000 Principal Amount will equal:

$1,000 + ($1,000 x Contingent Minimum Return)

If the Reference Return of the Least Performing Underlying is greater than 7.5%, you will receive a cash payment that will reflect the positive performance of the Reference Asset. Your Payment at Maturity per $1,000 Principal Amount will equal:

$1,000 + ($1,000 x Reference Return of the Least Performing Underlying)

For additional clarification, please see "What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Underlyings?" herein.

Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	2,429.33 with respect to the SPX and 1,394.899 with respect to the RTY, each of which was its Official Closing Level on the Pricing Date.
Final Level:	With respect to each Underlying, its Official Closing Level on the Final Valuation Date.
Official Closing Level:	With respect to each Underlying, the Official Closing Level on any scheduled trading day as determined by the Calculation Agent based upon the closing level of that Underlying, displayed on the following pages on the Bloomberg Professional® service: for the SPX, page "SPX <INDEX>", and for the RTY, page "RTY <INDEX>", or any successor page on the Bloomberg Professional® service or any successor service, as applicable..
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Selected Risk Considerations— The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40433U7H3 / US40433U7H32
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 6 of this document and "Risk Factors" beginning on page S-2 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes. The Estimated Initial Value of the Notes on the Pricing Date is $957 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$20	$980
Total	$4,000,000	$80,000	$3,920,000

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
June 6, 2017

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Underlyings. The purchaser of a Note will acquire a senior unsecured debt security linked to the Underlyings. Although the Note offering relates only to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Underlyings or any securities included in the Underlyings or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 6 of this pricing supplement and "Risk Factors" beginning on page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1 866-811-8049.

You may also obtain:

- The Equity Index Underlying Supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm
- The prospectus supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
- The prospectus at:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Investor Suitability

The Notes may be suitable for you if:

- You seek an investment with a return linked to the potential positive performance of the Underlyings and you believe that the level of the Underlyings will increase over the term of the Notes.
- You are willing to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that the Reference Return of the Least Performing Underlying is less than zero when a Knock-Out Event occurs.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You are willing to forgo dividends or other distributions paid to holders of the stocks included in the Underlyings.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the Notes to maturity.
- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Reference Return of the Least Performing Underlying will be negative or that the Reference Return of the Least Performing Underlying will not be sufficiently positive to provide you with your desired return.
- You are unwilling to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that the Reference Return of the Least Performing Underlying is less than zero when a Knock-Out Event occurs.
- You seek an investment that provides full return of principal.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on the stocks included in the Underlyings.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the Notes to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity to participate in the appreciation of the Underlyings at maturity. *If a Knock-Out Event has not occurred* and the Final Level of the Least Performing Underlying is greater than the Contingent Minimum Return, in addition to the Principal Amount, you will receive at maturity a return on the Notes equal to the Reference Return of the Least Performing Underlying. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **THE ABSOLUTE RETURN FEATURE AND THE CONTINGENT MINIMUM RETURN APPLY ONLY IF A KNOCK-OUT EVENT HAS NOT OCCURRED** — *If a Knock-Out Event has not occurred,* at maturity you will receive a positive return equal to the greater of the Contingent Minimum Return and the absolute value of the Reference Return of the Least Performing Underlying, even if the Final Level of the Least Performing Underlying is less than its Initial Level. *If a Knock-Out Event has occurred,* you will lose 1% of your Principal Amount for every 1% that the Final Level of the Least Performing Underlying is less than its Initial Level. If the Reference Return is -100%, you will lose your entire investment.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 U.S. stocks. For additional information about the Reference Asset, see the information set forth under "The S&P 500® Index" in the Equity Index Underlying Supplement.

- **DIVERSIFICATION OF THE RUSSELL 2000® INDEX** — The return on the Notes is linked to the Russell 2000® Index. The Russell 2000® Index consists of 2,000 stocks that are traded on the New York Stock Exchange or NASDAQ. For additional information about the Reference Asset, see the information set forth under "The Russell 2000® Index" in the Equity Index Underlying Supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Underlyings. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Least Performing Underlying and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Return of the Least Performing Underlying is positive or negative. If the Final Level of the Least Performing Underlying is below its Initial Level by a percentage that is more than the Knock-Out Buffer Amount of 28.75%, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. Under these circumstances, you will lose 1% of the Principal Amount for each 1% that the Final Level is less than the Initial Level. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE LEVEL OF THE UNDERLYINGS AT ANY TIME OTHER THAN ON THE FINAL VALUATION DATE** — The Final Level of each Underlying will be its Official Closing Level on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of an Underlying appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than its Initial Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the levels of the Underlyings prior to such decrease. Although the actual levels of the Underlyings on the stated maturity date or at other times during the term of the Notes may be higher than their respective Final Levels, the Payment at Maturity will be based solely on the Official Closing Levels of the Underlyings on the Final Valuation Date.

- **YOUR RETURN ON THE NOTES WILL BE BASED ON THE FINAL LEVEL OF THE LEAST PERFORMING UNDERLYING** — Your return will be based on the Final Level of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose some or all of the Principal Amount if the Final Level of the Least Performing Underlying is less than its Initial Level by more than the Knock-Out Buffer Amount, even if there is an increase in the level of the other Underlying. This could be the case even if each of the other Underlying increased, or decreased to a lesser extent than the Least Performing Underlying.

- **SINCE THE NOTES ARE LINKED TO THE LEAST PERFORMING UNDERLYING, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE LEVEL OF EACH UNDERLYING** — Since the Notes are linked to the Least Performing Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of the other Underlyings. Instead, your return would depend on the Least Performing Underlying.

- **SMALL-CAPITALIZATION RISK** — The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WAS DETERMINED BY US ON THE PRICING DATE, IS LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Underlyings would have. An investment in the Notes may return less than a hypothetical investment in the securities included in the Underlyings.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Underlyings, and therefore, the market value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the level of the Underlyings and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF AN UNDERLYING SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the level of any Underlying will rise or fall. The level of each Underlying will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the level of an Underlying in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will postpone the Final Valuation Date until the next scheduled trading day on which there is no market disruption. If the market disruption continues for five scheduled trading days, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner. This postponement may adversely affect the return on your Notes.

- **UNCERTAIN TAX TREATMENT** — For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Underlyings on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Underlyings;
  - the time to maturity of the Notes;
  - the dividend rate on the equity securities underlying the Underlyings;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events that affect the Underlyings or the stock markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Underlyings?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Knock-Out Buffer Amount of 28.75% and the Contingent Minimum Return on the Notes of 7.50%, and assume an Initial Level of 1,000.00 for the Least Performing Underlying. The actual Initial Level of the Underlyings will be determined on the Pricing Date is set forth on the cover page of this pricing supplement. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level of the Least Performing Underlying	Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Total Return*
2,000.00	100.00%	$2,000.00	100.00%
1,800.00	80.00%	$1,800.00	80.00%
1,700.00	70.00%	$1,700.00	70.00%
1,500.00	50.00%	$1,500.00	50.00%
1,400.00	40.00%	$1,400.00	40.00%
1,300.00	30.00%	$1,300.00	30.00%
1,200.00	20.00%	$1,200.00	20.00%
1,100.00	10.00%	$1,100.00	10.00%
1,075.00	**7.50%**	**$1,075.00**	**7.50%**
1,050.00	5.00%	$1,075.00	7.50%
1,000.00	0.00%	$1,075.00	7.50%
950.00	-5.00%	$1,075.00	7.50%
925.00	**-7.50%**	**$1,075.00**	**7.50%**
900.00	-10.00%	$1,100.00	10.00%
850.00	-15.00%	$1,150.00	15.00%
800.00	-20.00%	$1,200.00	20.00%
712.50	**-28.75%**	**$1,287.50**	**28.75%**
700.00	-30.00%	$700.00	-30.00%
600.00	-40.00%	$600.00	-40.00%
500.00	-50.00%	$500.00	-50.00%
400.00	-60.00%	$400.00	-60.00%
200.00	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

* If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% that the Final Level of the Least Performing Underlying is less than its Initial Level.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how certain of the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Least Performing Underlying increases from a hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 1,400.00.

Underlying	Initial Level	Final Level
SPX	1,000.00	1,400.00
RTY	1,000.00	1,600.00

Because the Initial Level of SPX is 1,000.00 and the Final Level of SPX is 1,400.00, the Reference Return of the Least Performing Underlying is 40.00%, calculated as follows:

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$= (1,400.00 - 1,000.00) / 1,000.00 = \textbf{40.00\%}$$

Because a Knock-Out Event has not occurred and the Reference Return is greater than 7.50%, the investor receives the Reference Return of 40.00% or a Payment at Maturity of $1,400.00 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × 40.00%) = $1,400.00

Example 2: A Knock-Out Event has not occurred, and the level of the Least Performing Underlying increases from a hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 1,050.00.

Underlying	Initial Level	Final Level
SPX	1,000.00	1,050.00
RTY	1,000.00	1,400.00

Because the Initial Level of SPX is 1,000.00 and the Final Level of SPX is 1,050.00, the Reference Return of the Least Performing Underlying is 5.00%, calculated as follows:

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$= (1,050.00 - 1,000.00) / 1,000.00 = \textbf{5.00\%}$$

Because a Knock-Out Event has not occurred and the Reference Return is less than 7.50%, the investor receives the Contingent Minimum Return of 7.50% or a Payment at Maturity of $1,075.00 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × 7.50%) = $1,075.00

Example 3: A Knock-Out Event has not occurred, and the level of the Least Performing Underlying decreases from a hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 900.00.

Underlying	Initial Level	Final Level
SPX	1,000.00	1,100.00
RTY	1,000.00	950.00

Because the Initial Level of RTY is 1,000.00 and the Final Level of RTY is 950.00, the Reference Return of the Least Performing Underlying is -5.00%, calculated as follows:

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$= (950.00 - 1,000.00) / 1,000.00 = \textbf{-5.00\%}$$

Although the Reference Return -5% is negative, because a Knock-Out Event has not occurred and the Reference Return is greater than -7.50%, the investor receives the Contingent Minimum Return of 7.50% or a Payment at Maturity of $1,075.00 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × 7.50%) = $1,075.00

Example 4: A Knock-Out Event has not occurred, and the level of the Least Performing Underlying decreases from a hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 800.00.

Underlying	Initial Level	Final Level
SPX	1,000.00	800.00
RTY	1,000.00	1,100.00

Because the Initial Level of SPX is 1,000.00 and the Final Level of SPX is 800.00, the Reference Return of the Least Performing Underlying is -20.00%, calculated as follows:

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$= (800.00 - 1,000.00) / 1,000.00 = \textbf{-20.00\%}$$

Because a Knock-Out Event has not occurred and the Reference Return of the Least Performing Underlying is between -7.50% and -28.75%, the investor benefits from the absolute performance of the Reference Return and receives a Payment at Maturity of $1,200.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + (-1 × -20.00%) = $1,200.00

Example 5: A Knock-Out Event has occurred, and the level of the Least Performing Underlying decreases from a hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 400.00.

Underlying	Initial Level	Final Level
SPX	1,000.00	800.00
RTY	1,000.00	400.00

Because the Initial Level of RTY is 1,000.00 and the Final Level of RTY is 400.00, the Reference Return of the Least Performing Underlying is -60.00%, calculated as follows:

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$= (400.00 - 1,000.00) / 1,000.00 = \textbf{-60.00\%}$$

Because a Knock-Out Event has occurred and the Reference Return of the Least Performing Underlying is -60.00%, the investor is exposed to the negative performance of the Least Performing Underlying and receives a Payment at Maturity of $400.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × -60.00%) = $400.00

Information Relating to the Underlyings

General

This pricing supplement is not an offer to sell and it is not an offer to buy any of the securities included in the Underlyings. All disclosures contained in this pricing supplement regarding the Underlyings, including their make-up, performance, method of calculation and changes in their components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Underlyings that is contained in this pricing supplement. You should make your own investigation into the Underlyings.

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The top 5 industry groups by market capitalization as of May 31, 2017 were: Information Technology, Health Care, Financials, Consumer Discretionary and Industrials.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through June 6, 2017. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the SPX will result in the return of any of your initial investment.

Historical Performance of the SPX



The Russell 2000® Index

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of April 30, 2017 were: Financial Services, Technology, Producer Durables, Consumer Discretionary and Health Care.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through June 6, 2017. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently investigated the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the RTY will result in the return of any of your initial investment.

Historical Performance of the RTY



Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this pricing supplement. In that case, the trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Returns (including the Final Levels). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of this pricing supplement. The placement agents for the Notes will receive a fee that will not exceed $20.00 per $1,000 Principal Amount. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

Tax Considerations

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Underlyings. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlyings were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you, if any, if one or more of the entities whose stock is included in the Underlyings is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable

paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.